Filed Pursuant to Rule 433
Registration No. 333-146262
September 24, 2007
USG CORPORATION
Final Term Sheet
September 24, 2007

Issuer:	USG Corporation

Security:	7.750% Senior Notes due 2018

Size:	$500,000,000.00

Ratings:	Baa3 (Moody’s) / BB+ (Standard & Poor’s)

Trade Date:	September 24, 2007

Settlement Date:	September 27, 2007

Maturity:	January 15, 2018

Coupon (Interest Rate):	7.750%

Interest Payment Dates:	January 15th and July 15th of each year, beginning on January 15, 2008

Price to Public:	99.752%

Yield to Maturity:	7.788%

Benchmark Treasury:	UST 4.750% 08/15/2017

Spread to Benchmark Treasury:	T + 315 bps

Benchmark Treasury Price and Yield:	100-28; 4.638%

Redemption Provision:	Make Whole Call

Make Whole Call:	T + 50 bps

Joint Book-Running Managers:	Banc of America Securities LLC
J.P. Morgan Securities Inc.

Co-Managers:	ABN AMRO Incorporated
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Greenwich Capital Markets, Inc.
A securities rating is not a recommendation to buy, sell or hold these notes. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Banc of America Securities LLC can arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC at (800) 294-1322 or dg.prospectus_distribution@bofasecurities.com or calling J.P. Morgan Securities Inc. (collect) at (212) 834-4533.